EXHIBIT 1

FOR IMMEDIATE RELEASE

Global Sources Press Contact in Asia:	Global Sources Investor Contact in Asia:

Camellia So	Eddie Heng
Tel: (852) 2555-5021	Tel: (65) 6547-2850
e-mail: cso@globalsources.com	e-mail: eheng@globalsources.com

Global Sources Press Contact in U.S.:	Global Sources Investor Contact in U.S.:

James W.W. Strachan	Christiane Pelz & Moriah Shilton
Tel: (1 480) 664 8309	Lippert/Heilshorn & Associates, Inc.
e-mail: strachan@globalsources.com	Tel: (1 415) 433-3777 e-mail: cpelz@lhai.com

Global Sources Signs Agreement to Sell

its Equity Interests in HC International, Inc.

– Completion of the Share Sale to Result in a Gain of Approximately US$2.0 Million –

NEW YORK, Dec. 10, 2007– Global Sources Ltd. (NASDAQ:GSOL) (“Global Sources”) announced today that it and its wholly-owned subsidiary, Trade Media Holdings Limited (“Trade Media Holdings”), have entered into a sale and purchase agreement with IDG Technology Venture Investment III, L.P. (“IDG”), pursuant to which Global Sources and Trade Media Holdings, collectively, have agreed to sell to IDG, and IDG has agreed to purchase from Global Sources and Trade Media Holdings, all of Global Sources’ and Trade Media Holdings’ equity interests in HC International, Inc. (SEHK: 8292) (“HC”), for HK$96.2 million or approximately US$12.3 million.

The total number of HC shares to be sold by Global Sources and Trade Media Holdings amounts to 62,652,000 HC shares, which represents approximately 12.71% of the total issued share capital of HC. The total number of HC shares being sold includes all HC shares previously bought pursuant to the May 2006 agreement with IDG Technology Investment, Inc., as well as additional HC share purchases made by Global Sources and Trade Media Holdings in the open market.

The sale consideration is HK$1.5352 per HC share, or approximately US$0.1968 per HC share, representing a 30% premium to the HC share closing price of HK$1.1800 per HC share, or approximately US$0.1513 per HC share, as of December 7, 2007.

The HC share sale and purchase is scheduled to be completed in December 2007. Upon completion of the HC share sale and purchase, Global Sources and Trade Media Holdings, collectively, will cease to be a substantial shareholder of HC. Global Sources is expected to record a realized gain of approximately US$2.0 million. This figure is the resulting book value after consideration for an impairment charge of approximately US$2.3 million on the company's HC investment, net of US$0.5 million received pursuant to indemnification obligations of the vendor under the purchase agreement for the HC investment, that the company recorded in the second quarter of 2007 and an impairment charge of US$743,000 on its HC investment that the company recorded in the fourth quarter of 2006.

About Global Sources
Global Sources is a leading business-to-business (B2B) media company and a primary facilitator of two-way trade with Greater China. The core business is facilitating trade from Greater China to the world, using a wide range of English-language media. The other key business segment facilitates trade from the world to Greater China using Chinese-language media.

The company provides sourcing information to volume buyers and integrated marketing services to suppliers. It helps a community of over 647,000 active buyers source more profitably from complex overseas supply markets. With the goal of providing the most effective ways possible to advertise, market and sell, Global Sources enables suppliers to sell to hard-to-reach buyers in over 230 countries.

The company offers the most extensive range of media and export marketing services in the industries it serves. It delivers information on 2 million products and more than 160,000 suppliers annually through 14 online marketplaces, 13 monthly magazines, over 100 sourcing research reports and nine specialized trade shows which run 22 times a year across seven cities.

Suppliers receive more than 23 million sales leads annually from buyers through Global Sources Online (http://www.globalsources.com) alone.

Global Sources has been facilitating global trade for 36 years. In mainland China it has over 2,000 team members in 44 locations, and a community of over 1 million registered online users and magazine readers for Chinese-language media.

Safe Harbor Statement
This news release contains forward-looking statements within the meaning of Section 27-A of the Securities Act of 1933, as amended and Section 21-E of the Securities Exchange Act of 1934, as amended. The company's actual results could differ materially from those set forth in the forward-looking statements as a result of the risks associated with the company's business, changes in general economic conditions, and changes in the assumptions used in making such forward-looking statements.